

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

March 24, 2010

Louis S. Friedman
President and Chief Executive Officer
Liberator, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

> **Re: Liberator, Inc.**
> **Amendment No. 5 to Registration Statement on Form 10**
> **Filed March 11, 2010**
> **File No. 000-53514**

Dear Mr. Friedman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please note that we may have further comments regarding this registration statement after you respond to our comment letters dated March 1 and 5, 2010 regarding your amended Form 8-K filed February 10, 2010. We will also continue to evaluate your response to prior comment 2 after you respond to those letters.

Item 1. Business, page 1

2.   Please expand your response to the second bullet point of the second comment numbered 2 in your letter dated March 11, 2010 to address the relationships

between the entity that originally filed this registration statement in December 2008, its affiliates and OneUp and New Castle.

3.   From your responses 2 and 3 under your response to prior comment 3, it remains unclear on what authority you relied for your conclusion that the transaction with OneUp was not required to be disclosed in this Form 10 by the time that the Form 10 became effective. It is similarly unclear on what authority you relied to not file the executed letter of intent as an exhibit to the Form 10 by the time the Form 10 became effective. Please refer to the acknowledgements mentioned at the end of this letter that you include with your responses to our comments.

Item 4. Security Ownership . . ., page 12

4.   Please expand response 5 in your letter to tell us when the affiliates of the entity that originally filed this Form 10 filed reports per Section 16 of the Exchange Act. If those affiliates did not file reports per Section 16, please tell us where you disclosed any failure to file such reports in a Form 10-K per Regulation S-K Item 405.

Item 11. Description of Registrant's Securities to be Registered, page 18

5.   Please reconcile the information in this section with the statements on the cover page that no class of securities is to be registered.

Exhibits

6.   Your response 9 under your response to prior comment 3 indicates that "Exhibit B" to the document currently filed as Exhibit 10.1 is included as Exhibit B to the document filed as Exhibit 10.2. Exhibit B to Exhibit 10.2 appears to relate to "New Castle Indemnification Provisions." This appears to be different from the subject matter of Exhibit B to Exhibit 10.1, because the text of Exhibit 10.1 indicates that Exhibit B relates to the terms of the "contemplated" financing for which New Castle was retained. Please revise or advise.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Geoffrey D. Kruczek at (202) 551-3641 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Peter Hogan, Esq.—Richardson & Patel LLP
                 Jamie H. Kim, Esq.—Richardson & Patel LLP